SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 3

Peter Kiewit Sons’, Inc.

(Name of Subject Company (Issuer))

Peter Kiewit Sons’, Inc.

(Name of Filing Person (Offeror))

Common Stock,
par value $0.01 per share

(Title of Class of Securities)

N/A

(Cusip Numbers of Class of Securities)

Tobin A. Schropp
Senior Vice President, General Counsel and Secretary
Peter Kiewit Sons’, Inc.
Kiewit Plaza
Omaha, Nebraska 68131
Telephone: 402-342-2052

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person(s))

Copies to:

John S. D’Alimonte
David K. Boston
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Telephone: (212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$403,256,472	$47,463

(1)	Estimated for purposes of calculating the amount of the filing fee only in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the formula price per share of the common stock of Peter Kiewit Sons’, Inc. (calculated pursuant to its Restated Certificate of Incorporation) to be received by Peter Kiewit Sons’, Inc. from stockholders participating in the tender offer, assuming that each stockholder validly tenders the maximum specified percentage of shares.

(2)	A portion of the filing fee has been offset by the amount of the filing fee previously paid by Kiewit Investment Fund LLLP, formerly known as Kiewit Employees Diversified Investment Fund L.P., as described below. This previously paid filing fee in the amount of $50,680 related to a transaction valuation of $400,000,000. An additional filing fee in the amount of $384 has been paid to cover the increase in the transaction valuation from $400,000,000 to $403,256,472.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$50,680	Filing party:	Kiewit Investment Fund LLLP (f/k/a Kiewit Employees’ Diversified Investment Fund L.P.)

Form or Registration No.:	333-119396	Date Filed:	September 30, 2004

☐	Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX

This Amendment No. 3, the final amendment (this “Amendment”), amends and supplements the Tender Offer Statement on Schedule TO of Peter Kiewit Sons’, Inc., a Delaware corporation (“Kiewit”), originally filed on September 30, 2004, as amended and restated by Amendment No. 1, filed on May 17, 2005, and as amended by Amendment No. 2, filed on June 10, 2005 (as so amended, the “Schedule TO”), with respect to the offer by Kiewit (the “tender offer”) to purchase up to 38% of the shares of its common stock, par value $0.01 per share (“Kiewit Stock”), held by each holder of Kiewit Stock (each, a “Kiewit Stockholder”), rounded to the nearest whole share (with 0.5 of a share rounded up to the next whole share), for $37.55 per share (the formula price of a share of Kiewit Stock), in cash.

The tender offer was subject to the terms and conditions described in the offer to purchase relating to the tender offer and the related letter of transmittal (each of which was filed as an exhibit to Amendment No. 1 to the Schedule TO).

Capitalized terms used and not defined herein have the meanings given to them in the offer to purchase.

The Schedule TO, which incorporates by reference the information contained in the offer to purchase, is hereby amended and supplemented as follows:

1. The tender offer expired at 11:59 p.m., Omaha time, on Tuesday, June 28, 2005. In the tender offer, a total of 10,613,143 shares of Kiewit Stock were tendered by Kiewit Stockholders and accepted for payment by Kiewit at a price of $37.55 per share, representing approximately 37.55% of the total outstanding shares of Kiewit Stock and an aggregate purchase price of $398,523,519.65. In addition, during the pendency of the tender offer, 67,182 shares of Kiewit Stock were donated to charitable organizations and those shares will be repurchased by Kiewit in accordance with the terms of its restated certificate of incorporation at least eleven days following the expiration date.

As described in the offer to purchase, Kiewit’s board of directors will utilize its discretion, pursuant to Kiewit’s restated certificate of incorporation, to redeem for cash from any Kiewit Stockholder who did not participate in the tender offer up to the maximum specified percentage, the number of shares of Kiewit Stock sufficient to reduce that Kiewit Stockholder’s ownership percentage of Kiewit Stock from what it was immediately prior to the expiration of the tender offer (calculated as described in the offer to purchase) to what it would have been at the closing of the tender offer had such Kiewit Stockholder participated in the tender offer up to the maximum specified percentage. Therefore, Kiewit will redeem an aggregate of 58,862 shares of Kiewit Stock from 34 Kiewit Stockholders who did not participate in the tender offer up to the maximum specified percentage. Kiewit will effect such redemption on July 14, 2005, eleven business days following the expiration of the tender offer. The redemption price per share will equal $37.55, the formula price of a share of Kiewit Stock on the redemption date and will be payable in cash.

Following the closing of the tender offer and the repurchases and redemptions described above, there will be 17,521,838 shares of Kiewit Stock issued and outstanding.

2. The second sentence of the first paragraph in paragraph in Section 6 – Conditions to the Tender Offer on page 7 of the offer to purchase is hereby amended and restated in its entirety as follows:

Kiewit expressly reserves the right to abandon the tender offer and not accept for purchase any shares of Kiewit Stock if any of the following events have occurred prior to the expiration date:

3. The last sentence of the fourth paragraph in Section 15 – Extension of Tender Period; Termination; Amendment on page 12 of the offer to purchase (as amended and restated in Amendment No. 2 to the Schedule TO) is hereby amended and restated in its entirety as follows:

Kiewit does not intend to terminate the tender offer unless any of the conditions to the tender offer have not been met (or waived).

Item 12. Exhibits.

Exhibit Number	Exhibit Name

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Letter to Kiewit Stockholders*

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Peter Kiewit Sons’, Inc.

By:	/s/ Tobin A. Schropp

Name:	Tobin A. Schropp
Title:	Senior Vice President, General Counsel and Secretary

Dated: June 29, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Name

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Letter to Kiewit Stockholders*

*	Previously filed.

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